Mario’s VOUCH Request (Native Wefunder tool)

Viv and I could use your help. Can we ask for a favor? We need some friends to vouch for us and help give other potential investors insights into who we are. Ideally, tell a story that showcases our character, grit, intelligence, drive, passion, or raw potential. Or speak to the quality and value of FlyMSG.

OR

I could use your help. Can I ask for a favor? I need some friends to vouch for me and help give other potential investors insights into who I am. Ideally, tell a story that showcases my character, grit, intelligence, drive, passion, or raw potential. Or speak to the quality and value of FlyMSG if you've installed it.

Viv’s VOUCH Request (Native Wefunder tool)

Mario and I could use your help. Can we ask for a favor? We need some friends to vouch for us and help give other potential investors insights into who we are. Ideally, tell a story that showcases our character, grit, intelligence, drive, passion, or raw potential. Or speak to the quality and value of FlyMSG.

OR

I could use your help. Can I ask for a favor? I need some friends to vouch for me and help give other potential investors insights into who I am. Ideally, tell a story that showcases my character, grit, intelligence, drive, passion, or raw potential. Or speak to the quality and value of FlyMSG if you've installed it.

Using Wefunders INVITE TO INVEST Friends

Here is the “personal message being added”:

It’s time, FIRSTNAME!!! We are making it happen. I’d love you to be one of our investors in Vengreso 2.0 and the future of productivity. We are in the exclusive friends and family round ending in a few more days. Investors can place their reservation for as little as $100 or as much as... Oh, and you know all of that same great digital sales prospecting training we have? It’s not going away, we are adding it to FlyMSG as a sales professional plan option soon! Take a look at the investor perks.Questions? Please drop them on the Q&A board. Will you help me out with placing a reservation even if it’s only for $100?

Here is a copy of the message that WeFunder sends from here: https://wefunder.com/vengreso/invite_friends:

vengreso


Invite Friends to Invest
INVITE TO INVEST


You're invited to invest in Vengreso Inc.
LEARN MORE

Test The Water Email Messaging:

Message 1:

Hey FIRSTNAME!

I am so excited to enter this next phase in our fundraising efforts and we have decided to raise a portion of our funds with crowdfunding! And we're inviting you to invest in the new Vengreso.

We've loved serving the sales community for 5 years in the training arena. As we pivot into a software company because of FlyMSG we want to share our success with those who've supported us.

Check out our Wefunder pitch to see the details and invest! That's right, investing in start-ups isn't just for the small group of millionaire angel investors anymore!

Can I count on you to support us with as little as a $100 reservation or…

https://wefunder.com/vengreso

Required Disclosure: *We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.*

For Current FlyMSG Customers

Message Sequence 1:

Subject: Sharing Fruits

Body:

Hey [FIRSTNAME]! I couldn't be more excited and I wanted to share it with you. Vengreso is gauging interest in our Community Round on the investment platform Wefunder. We have officially started to accept reservations for our raise to support FlyMSG!

As a FlyMSG customer, you are our foundation. Are you interested in becoming an actual stakeholder in Vengreso?*

The great thing about Wefunder is that it allows ***anyone*** to become an angel investor in our company!

That's right, "sharing the fruits" of our growth isn't just for the small group of millionaire angel investors anymore!

You can read more about Vengreso the terms of the offering, and reserve a spot to be an investor here*: https://wefunder.com/vengreso/

*Required Disclosure: *We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.*

Message Sequence 2:

Subject: Reservations can be made

Body:

Hey FIRSTNAME! I wanted to follow up with you about our Community Round on Wefunder: https://wefunder.com/vengreso/. We're super amped about this raise and what's next in store for Vengreso!

To recap, we are accepting reservations as low as $100 from our customers and closest supporters (you!). That's right – we want you to share in our growth and success with our loyal supporters like you.

Click the PLAY button at the top of our Wefunder page to see why we're excited.

I hope you'll consider reserving your spot as an investor and joining the Vengreso FlyMSG community!*

*Required Disclosure: *We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.*

Message Sequence 3:

Subject: Grateful 🥲

Body:

Hey FIRSTNAME!

Our Community Round on Wefunder is officially accepting reservations! Whether you've made a reservation already or not, if you're reading this – we want to thank you. We haven't forgotten how you've supported us before, and we are grateful.

If you haven't had the chance to check out our campaign yet, visit our campaign page here: https://wefunder.com/vengreso/. Let me know what you think about the video please.

Vengreso decided to start a campaign on Wefunder not only to accelerate our growth, but also to share the upside of our success with the people who know us best — our family, friends, and customers like you.

Make your reservation now for as little as… https://wefunder.com/vengreso/

See you on the other side! Let's GO!!!

*Required Disclosure: *We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.*

vengreso

For Close Network

Message Sequence 1:

Subject: Sharing the Fruits

Body:

Hey [FIRSTNAME]! I couldn't be more excited — Vengreso is gauging interest in our Community Round on the investment platform Wefunder. We have officially started to accept reservations for our raise!

As someone who helped me along the way, you've helped build our foundation. So we're reaching out to see whether you are interested in becoming an actual stakeholder in Vengreso.*

The great thing about Wefunder is that it allows anyone – whether or not you're an accredited investor – to become an angel investor in our company!

That's right, sharing the fruits of our growth isn't just for the small group of millionaire angel investors anymore!

You can read more about Vengreso the terms of the offering, and reserve a spot to be an investor here*: https://wefunder.com/vengreso/

If you want to chat more about any of this, we're more than happy to do so! Feel free to ask us a question on our campaign page https://wefunder.com/vengreso/ask.

I hope to see your reservation! Hey by the way, tell 3 more people about FlyMSG.io too please!

*Required Disclosure: *We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.*

Message Sequence 2:

Subject: Circling Back?

Body:

Hey FIRSTNAME! I wanted to follow up with you about our Community Round on Wefunder: https://wefunder.com/vengreso/. We're super amped about this raise and what's next in store for Vengreso!

To recap, we are accepting reservations from our customers and closest supporters (you!) interested in becoming investors in Vengreso. That's right – we want you to share in our growth and success.

Click the PLAY button at the top of our Wefunder page to share why we're excited.

I sincerely hope you'll consider reserving your spot as an investor and joining the Vengreso community!*

*Required Disclosure: *We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.*

Message Sequence 3:

Subject: Circling Back - Interested?

Body:

Hey FIRSTNAME!

Our Community Round on Wefunder is officially accepting reservations! Whether you've made a reservation already or not, if you're reading this – we want to thank you. We haven't forgotten how you've supported us before, and we are grateful.

If you haven't had the chance to check out our campaign yet, make our day and visit our campaign page here: https://wefunder.com/vengreso/.

Vengreso decided to start a campaign on Wefunder not only to accelerate our growth, but also to share the upside of our success with the people who know us best — our family, friends, and customers like you.

Make your reservation now for as little as… Click here to find out: https://wefunder.com/vengreso/

See you on the other side! Let's GO!!!

*Required Disclosure: *We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.*

Option 3 - Email Blast to Subscribers

Subject:

Body:

Hey [FIRSTNAME]! I couldn't be more excited — Vengreso is gauging interest in our Community Round on the investment platform Wefunder. We have officially started to accept reservations for our raise!

As a customer, you are our foundation. So we're reaching out to see whether you are interested in becoming an actual stakeholder in Vengreso.*

The great thing about Wefunder is that it allows anyone – whether or not you're an accredited investor – to become an angel investor in our company!

That's right, sharing the fruits of our growth isn't just for the small group of millionaire angel investors anymore!

You can read more about Vengreso the terms of the offering, and reserve a spot to be an investor here*: https://wefunder.com/vengreso/

If you want to chat more about any of this, we're more than happy to do so! Feel free to ask us a question on our campaign page https://wefunder.com/vengreso/ask.

Let's GO!

YOURNAME

*Required Disclosure: *We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.*

Can you vouch for John Doe?

John has applied to raise funding for **Company Name** on Wefunder and provided your name as a personal reference.

> *Quote goes here*

Wefunder has raised hundreds of millions for startups that later went on to raise over $5 billion in follow-on funding from venture capitalists.

Can you vouch for John?

VOUCH FOR JOHN

LEARN MORE

About Wefunder
We help anyone invest as little as $100 in the startups they believe in. We're also a Public Benefit Corporation with a mission to keep the American dream alive. We aim to help 20,000 founders get off the ground by 2029.